UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2022 SECOND QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – August 1, 2022 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2022.

Second Quarter 2022:

•	Total Revenues: $571 million, a 9 percent increase year over year
•	Product & License Revenues: $133 million, a 12 percent increase year over year
•	Security Subscription Revenues: $210 million, a 14 percent increase year over year
•	Deferred Revenues: $1,666 million, a 13 percent increase year over year
•	GAAP Operating Income: $209 million, representing 37 percent of revenues
•	Non-GAAP Operating Income: $249 million, representing 44 percent of revenues
•	GAAP EPS: $1.36, a 1 percent decrease year over year
•	Non-GAAP EPS: $1.64, a 2 percent increase year over year

“We are pleased with our second quarter results. Total revenues achieved growth of 9 percent - more than double the rate of a year ago.  This was driven by strength in products and subscriptions revenues which generated a strong increase of 12 and 14 percent respectively,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “Over the past quarter, cyber-attacks have increased by 32 percent while advanced attacks like ransomware have grown by 59 percent, underscoring why cyber-security is so critical to keep our world going.  Our strategic vision of a consolidated prevention-first security architecture is more relevant than ever to combat today’s cyber challenges.”

Financial Highlights for the Second Quarter of 2022:
•	Total Revenues: $571 million compared to $526 million in the second quarter of 2021, a 9 percent increase year over year.
•	GAAP Operating Income: $209 million compared to $222 million in the second quarter of 2021, representing 37 percent and 42 percent of revenues in the second quarter of 2022 and 2021, respectively.
•	Non-GAAP Operating Income: $249 million compared to $257 million in the second quarter of 2021, representing 44 percent and 49 percent of revenues in the second quarter of 2022 and 2021, respectively.
•	GAAP Taxes on Income: $45 million compared to $47 million in the second quarter of 2021.
•	GAAP Net Income: $174 million compared to $186 million in the second quarter of 2021.
•	Non-GAAP Net Income: $209 million compared to $217 million in the second quarter of 2021.
•	GAAP Earnings Per Diluted Share: $1.36 compared to $1.38 in the second quarter of 2021, a 1 percent decrease year over year.
•	Non-GAAP Earnings Per Diluted Share: $1.64 compared to $1.61 in the second quarter of 2021, a 2 percent increase year over year.
•	Deferred Revenues: As of June 30, 2022, deferred revenues were $1,666 million compared to $1,472 million as of June 30, 2021, a 13 percent increase year over year.
•	Cash Balances, Marketable Securities and Short-Term Deposits: $3,676 million as of June 30, 2022, compared to $4,002 million as of June 30, 2021.
•
Cash Flow: Cash flow from operations of $212 million compared to $264 million in the second quarter of 2021. The second quarter of 2022 includes $47 million of expenses related to our currency hedging transactions and $30 million of tax expenses compared to $6 million of income related to our currency hedging transactions and $25 million of tax expenses in the second quarter of 2021.

•	Share Repurchase Program: During the second quarter of 2022, the company repurchased approximately 2.6 million shares at a total cost of approximately $325 million.

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For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on August 1, 2022, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	KeyBanc Technology Leadership Forum August 7-9, 2022, Vail, CO – Fireside Chat & 1x1’s

•	Oppenheimer 25th Annual Virtual Technology, Internet & Communications Conference August 10, 2022 – Virtual 1x1’s

•	Deutsche Bank 2022 Technology Conference August 30 - September 1, 2022, Las Vegas, NV – Fireside Chat & 1x1’s

•	Citi 2022 Global Technology Virtual Conference September 6-8, 2022, New York, NY – 1x1’s

•	Piper Sandler 2022 Global Technology Conference September 12-14, 2022, Nashville, TN – 1x1’s

•	Goldman Sachs 2022 Communicopia + Technology Conference September 15, 2022, San Francisco, CA – 1x1’s

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations if applicable will be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally. Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

©2022 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, our beliefs regarding our customers’ adoption of our products and solutions, and our participation in investor conferences during the third quarter of 2022. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing products and solutions and new products and solutions; the continued effects on our business of the COVID-19 pandemic, the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Revenues:
Products and licenses	$133.2	$119.1	$249.1	$228.4
Security subscriptions	209.9	183.7	411.5	361.1
Total revenues from products and security subscriptions	343.1	302.8	660.6	589.5
Software updates and maintenance	228.0	223.3	453.2	444.2
Total revenues	571.1	526.1	1,113.8	1,033.7

Operating expenses:
Cost of products and licenses	36.7	23.2	68.1	44.8
Cost of security subscriptions	9.5	8.7	19.5	16.7
Total cost of products and security subscriptions	46.2	31.9	87.6	61.5
Cost of Software updates and maintenance	25.7	25.6	51.2	50.9
Amortization of technology	2.9	1.7	6.1	3.4
Total cost of revenues	74.8	59.2	144.9	115.8

Research and development	86.3	67.5	172.8	135.9
Selling and marketing	170.6	148.9	329.2	288.9
General and administrative	30.6	28.2	57.9	56.0
Total operating expenses	362.3	303.8	704.8	596.6

Operating income	208.8	222.3	409.0	437.1
Financial income, net	9.7	10.4	16.8	23.0
Income before taxes on income	218.5	232.7	425.8	460.1
Taxes on income	44.9	46.7	82.8	91.2
Net income	$173.6	$186.0	$343.0	$368.9

Basic earnings per share	$1.37	$1.39	$2.69	$2.74
Number of shares used in computing basic earnings per share	126.5	133.7	127.4	134.8

Diluted earnings per share	$1.36	$1.38	$2.66	$2.71
Number of shares used in computing diluted earnings per share	127.7	134.8	128.8	136.1

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	$571.1	$526.1	$1,113.8	$1,033.7
Non-GAAP operating income	248.7	257.1	487.3	503.4
Non-GAAP net income	209.3	217.0	412.9	428.2
Diluted Non-GAAP Earnings per share	$1.64	$1.61	$3.21	$3.15
Number of shares used in computing diluted Non-GAAP earnings per share	127.7	134.8	128.8	136.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP operating income	$208.8	$222.3	$409.0	$437.1
Stock-based compensation (1)	33.7	29.9	66.1	56.5
Amortization of intangible assets and acquisition related expenses (2)	6.2	4.9	12.2	9.8
Non-GAAP operating income	$248.7	$257.1	$487.3	$503.4

GAAP net income	$173.6	$186.0	$343.0	$368.9
Stock-based compensation (1)	33.7	29.9	66.1	56.5
Amortization of intangible assets and acquisition related expenses (2)	6.2	4.9	12.2	9.8
Taxes on the above items (3)	(4.2)	(3.8)	(8.4)	(7.0)
Non-GAAP net income	$209.3	$217.0	$412.9	$428.2

Diluted GAAP Earnings per share	$1.36	$1.38	$2.66	$2.71
Stock-based compensation (1)	0.26	0.22	0.51	0.42
Amortization of intangible assets and acquisition related expenses (2)	0.05	0.04	0.10	0.07
Taxes on the above items (3)	(0.03)	(0.03)	(0.06)	(0.05)
Diluted Non-GAAP Earnings per share	$1.64	$1.61	$3.21	$3.15

Number of shares used in computing diluted Non-GAAP earnings per share	127.7	134.8	128.8	136.1

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.2	$0.2
Cost of software updates and maintenance	1.3	1.1	2.3	2.0
Research and development	10.3	7.2	20.8	13.7
Selling and marketing	10.3	10.5	21.4	18.8
General and administrative	11.7	11.0	21.4	21.8
	33.7	29.9	66.1	56.5

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	2.9	1.7	6.1	3.4
Research and development	2.2	1.3	4.2	2.6
Selling and marketing	1.1	1.9	1.9	3.8
	6.2	4.9	12.2	9.8
(3) Taxes on the above items	(4.2)	(3.8)	(8.4)	(7.0)
Total, net	$35.7	$31.0	$69.9	$59.3

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Unaudited, in millions)

ASSETS
	June 30,	December 31,
	2022	2021
Current assets:
Cash and cash equivalents	$242.8	$271.9
Marketable securities and short-term deposits	1,428.8	1,421.8
Trade receivables, net	344.0	597.8
Prepaid expenses and other current assets	55.0	46.4
Total current assets	2,070.6	2,337.9

Long-term assets:
Marketable securities	2,004.5	2,089.7
Property and equipment, net	84.3	83.4
Deferred tax asset, net	70.2	51.7
Goodwill and other intangible assets, net	1,302.1	1,257.2
Other assets	81.4	80.3
Total long-term assets	3,542.5	3,562.3

Total assets	$5,613.1	$5,900.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,210.7	$1,257.4
Trade payables and other accrued liabilities	457.3	454.7
Total current liabilities	1,668.0	1,712.1

Long-term liabilities:
Long-term deferred revenues	455.2	449.7
Income tax accrual	440.2	454.9
Other long-term liabilities	25.2	26.4
	920.6	931.0

Total liabilities	2,588.6	2,643.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,405.6	2,276.7
Treasury shares at cost	(11,168.0)	(10,550.7)
Accumulated other comprehensive gain	(87.8)	(0.6)
Retained earnings	11,873.9	11,530.9
Total shareholders’ equity	3,024.5	3,257.1

Total liabilities and shareholders’ equity	$5,613.1	$5,900.2
Total cash and cash equivalents, marketable securities and short-term deposits	$3,676.1	$3,783.4

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flow from operating activities:
Net income	$173.6	$186.0	$343.0	$368.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.5	5.5	10.5	10.2
Amortization of intangible assets	3.4	2.1	6.7	4.2
Stock-based compensation	33.7	29.9	66.1	56.5
Realized gain on marketable securities	-	(0.2)	-	(1.5)
Decrease (increase) in trade and other receivables, net	(6.5)	(24.9)	246.9	175.3
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	1.0	63.3	(65.8)	24.0
Deferred income taxes, net	1.0	1.9	2.3	0.5
Net cash provided by operating activities	211.7	263.6	609.7	638.1

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	-	-	(48.3)	-
Investment in property and equipment	(6.7)	(3.3)	(11.4)	(7.1)
Net cash used in investing activities	(6.7)	(3.3)	(59.7)	(7.1)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	28.5	14.4	95.4	47.5
Purchase of treasury shares	(325.0)	(324.7)	(650.0)	(649.6)
Payments related to shares withheld for taxes	(5.8)	(4.9)	(6.5)	(5.8)
Net cash used in financing activities	(302.3)	(315.2)	(561.1)	(607.9)

Unrealized loss on marketable securities, net	(26.9)	(6.0)	(96.2)	(20.7)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(124.2)	(60.9)	(107.3)	2.4

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,800.3	4,062.9	3,783.4	3,999.6

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,676.1	$4,002.0	$3,676.1	$4,002.0

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
	By:	/s/ Tal Payne
August 1, 2022		Tal Payne Chief Financial Officer & Chief Operating Officer

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